Exhibit 99.2

Jiayuan to Hold Annual General Meeting on December 15, 2014

BEIJING, China, November 24, 2014 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) at 10am on December 15, 2014, Beijing / Hong Kong Time at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

Holders of record of ordinary shares of the Company at the close of business on November 20, 2014 are entitled to attend the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

The notice of the annual general meeting of shareholders is available through the AGM link on the Company’s Website at http://ir.jiayuan.com. Jiayuan has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission.  Jiayuan’s Form 20-F can be accessed on the “SEC Filings” section of the Company’s Website at http://ir.jiayuan.com as well as on the SEC’s website at http://www.sec.gov.  Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Shirley Zhang, Investor Relations Associate Director, Jiayuan.com International Ltd., 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, or by email to ir@jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 6.2 million monthly active user accounts in the third quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations Group

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004
Email: lbergkamp@Christensenir.com